1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 9, 2018

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO ETF Trust (the “Registrant” and each series thereof the “Funds”)

File No. 811-22250

Dear Mr. Ellington:

In a January 3, 2018 telephone conversation with me and Christine Schleppegrell of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual report for the Registrant following a review of the Registrant’s recent Form N-CSR filing. 1 A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1: The PIMCO Diversified Income Active Exchange-Traded Fund and the PIMCO Global Advantage Inflation-Linked Bond Active Exchange-Traded Fund were liquidated in April 2017 and a final N-SAR filing has been made. Please mark the series and class identifiers for these Funds as inactive.

Response: The EDGAR identifiers for these Funds have been marked inactive.

Comment 2: Confirm if there are any open payables from the Funds to the Trustees. If so, break those payables out as a separate line item on the Statement of Assets and Liabilities. See Article 6-04(12) of Reg. S-X.

Response: There are no open payables from the Funds to the Trustees. Pursuant to an expense limitation agreement between PIMCO and the Trust (“Agreement”), PIMCO has agreed to waive fees, or reimburse the respective Fund, to the extent that the payment of organizational expenses and Trustee fees exceed 0.0049% of a Fund’s average daily net assets. PIMCO incurs

[1]	The Registrant’s most recent annual filing on Form N-CSR, for the period ending June 30, 2017, was filed on August 28, 2017.

Kenneth Ellington March 9, 2018 Page 2

Trustee fees on behalf of the Funds and seeks reimbursement from the Funds to the extent reimbursement is allowable under the Agreement. Expenses and fees incurred by PIMCO on behalf of the Funds are appropriately recorded by the Funds as expenses and fees of the Funds, but, due to the terms of the Agreement, may result in the recording of offsetting receivables and payables until PIMCO can seek reimbursement. These reimbursement liabilities due to PIMCO are the result of a financial statement presentation which is reflective of the gross impact of certain expenses, waivers and reimbursements that are subject to the Agreement. To better reflect the net impact of the applicable expenses, waivers and reimbursements, the “reimbursement receivables from PIMCO” should be compared to the Funds’ respective “other liabilities” included in the statement of assets and liabilities. In light of the Staff’s inquiry, PIMCO will consider modifying its financial statement presentation for certain expenses, waivers and reimbursements that are subject to the Agreement, if material, to provide greater clarity as to the status of net receivables (payables) due from (to) PIMCO.

Comment 3: As indicated in the June 30, 2017 annual reports, the PIMCO Investment Grade Corporate Bond Index ETF (34%) and PIMCO Enhanced Short Maturity Active ETF (31%) invest more than 25% of net assets in the banking and finance sector; however, their respective prospectuses do not include this corresponding sector risk. If each Fund will consistently (meaning for three or more consecutive years) focus on the banking and finance sector, please explain why banking and finance risk is not included in their prospectuses.

Response: “Banking & finance” is a sub-category of “corporate bonds & notes” for purposes of how each Fund’s investments are categorized and sub-categorized for financial reporting purposes in the Schedule of Investments. Other sub-categories of “corporate bonds & notes” include “industrials” and “utilities.” These categories and sub-categories are used for financial reporting purposes within the Schedule of Investments, consistent with accounting best practices and Regulation S-X. The Funds’ prospectus risk disclosure is intended to highlight the risks of investing in a Fund that could adversely affect the Fund’s net asset value, yield and total return, and does not necessarily align with how investments are categorized for financial reporting purposes. Notwithstanding the foregoing, each Fund currently includes prospectus risk disclosure specific to investments in “corporate debt securities” – the category of investments that encompasses “banking & finance” in the Schedule of Investments. Additional risk disclosure regarding banking and finance-related investments are included throughout the Funds’ prospectus and Statement of Additional Information.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Kenneth Ellington March 9, 2018 Page 3

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Zvi Dubitzky, Pacific Investment Management Company LLC